UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Morgan Stanley East Europe
(Name of Issuer)

Common Stock
(Title of Class of Securities)

616988101
(CUSIP Number)

02/25/15
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
_X_	 Rule 13d-1(b)

__	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  9616988101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors LLC

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
205,945
6. Shared Voting Power
173,948
7. Sole Dispositive Power
205,945
8. Shared Dispositive Power
173,948

9. Aggregate Amount Beneficially Owned by Each Reporting Person
379,893 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
11.52%

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors Group of Funds

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
205,945
6. Shared Voting Power
0
7. Sole Dispositive Power
205,945
8. Shared Dispositive Power
0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
205,945 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
6.24%

12. Type of Reporting Person (See Instructions)
IC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Phillip Goldstein

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
205,945
6. Shared Voting Power
173,948
7. Sole Dispositive Power
205,945
8. Shared Dispositive Power
173,948

9. Aggregate Amount Beneficially Owned by Each Reporting Person
379,893 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
11.52%

12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
205,945
6. Shared Voting Power
173,948
7. Sole Dispositive Power
205,945
8. Shared Dispositive Power
173,948

9. Aggregate Amount Beneficially Owned by Each Reporting Person
379,893 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
11.52%

12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Steven Samuels

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
205,945
6. Shared Voting Power
173,948
7. Sole Dispositive Power
205,945
8. Shared Dispositive Power
173,948

9. Aggregate Amount Beneficially Owned by Each Reporting Person
379,893 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
11.52%

12. Type of Reporting Person (See Instructions)
IN

Item 1.
(a) The Name of the Issuer is:
Morgan Stanley East Europe

(b) The Address of the Issuer's Principal Executive Office is:
522 Fifth Ave.
New York, NY 10036

Item 2.
(a) The names of the Persons Filing are:
Bulldog Investors LLC, Bulldog Investors Group of Funds,
Phillip Goldstein, Andrew Dakos and Steven Samuels

(b) The address of principal place of business and principal office is:
Park 80 West, 250 Pehle Ave. Suite 708
Saddle Brook, NJ 07663

(c) Citizenship or Place of Organization: Delaware


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  616988101

Item 3.
This statement is filed pursuant to 240.13d-1(b). The person filing is:
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).



Item 4.
(a) Amount beneficially owned: 379,893
(b) Percent of class: 11.52%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 205,945
(ii) Shared power to vote or to direct the vote: 173,948
(iii) Sole power to dispose or to direct the disposition of: 205,945
(iv) Shared power to dispose or to direct the disposition of: 173,948

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ____.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Clients of Bulldog Investors, LLC are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the
Group.
As per the DEF14A filing on 1/15/15, there were 3,296,999 shares of common stock outstanding as of 1/9/15. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment adviser. As of March 6, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 379,893 shares of RNE by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 379,893 shares of RNE include
205,945 shares (representing 6.24% of RNE's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity
Partners LP, Calapasas West Partners LP, Full Value Special Situations
Fund LP, Full Value Offshore Fund Ltd., Full Value Partners LP,
Opportunity Income Plus Fund LP, and MCM Opportunity Partners LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 379,893 shares of RNE owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 173,948 shares (representing 5.28% of RNE's outstanding shares).


Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/
Name:  	Phillip Goldstein
Title:  Principal, Bulldog Investors LLC
Date:  	March 9, 2015
By:  	/s/
Name:  	Andrew Dakos
Title: 	Principal, Bulldog Investors LLC
Date:   March 9, 2015

By:  	/s/
Name:  	Steven Samuels
Title: 	Principal, Bulldog Investors LLC
Date:   March 9, 2015

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member
Date:   March 9, 2015

Footnote 1: The reporting persons disclaim beneficial ownership
	    except to the extent of any pecuniary interest therein.

Exhibit A: Agreement to make joint filings.

Agreement made as of the 9th day of March 2015, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and
Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13G with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Morgan Stanley East Europe ("RNE"), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13G with respect to the same holdings of RNE;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13G shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member